   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 19, 2006.
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             ---------------------

                              THE KOREA FUND, INC.
                       (Name of Subject Company (issuer))

                              THE KOREA FUND, INC.
                       (Name of Filing Person (offeror))

                                 COMMON STOCK,
                           $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   500634100
                     (CUSIP Number of Class of Securities)

                                 JOHN MILLETTE
                              THE KOREA FUND, INC.
               C/O DEUTSCHE INVESTMENT MANAGEMENT AMERICAS, INC.
                                345 PARK AVENUE
                            NEW YORK, NEW YORK 10154
                                 (800) 349-4281
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)
                             ---------------------

                                    COPY TO:
                            WILLIAM D. REGNER, ESQ.
                            DEBEVOISE & PLIMPTON LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6000
                             ---------------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
             TRANSACTION VALUATION                             AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------
               $117,997,089.98(a)                                   $12,625.69
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(a) Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase to be paid for 2,996,371 shares in the offer, based on a price of $39.38 (98% of the net asset value per share of $40.18 on January 17, 2006).

(b) Calculated at $107.00 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #5 for Fiscal Year 2006, effective November 27, 2005.

     [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid: Not applicable
     Form or Registration No.: Not applicable
     Filing Party: Not applicable
     Date Filed: Not applicable

     [ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

     [ ] third party tender offer subject to Rule 14d-1
     [X] issuer tender offer subject to Rule 13e-4
     [ ] going-private transaction subject to Rule 13e-3
     [ ] amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
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

INTRODUCTORY STATEMENT

     This Issuer Tender Offer Statement on Schedule TO relates to an offer by The Korea Fund, Inc., a Maryland corporation (the "Fund"), to purchase a portion of the Fund's securities upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal which are filed as exhibits to this Schedule TO.

     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

ITEM 12.      EXHIBITS

(a)(1)(i)     Offer to Purchase, dated January 19, 2006.
(a)(1)(ii)    Form of Letter of Transmittal.
(a)(1)(iii)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(1)(iv)    Form of Notice of Guaranteed Delivery.
(a)(1)(v)     Form of Letter to Clients of Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.
(a)(2)        None.
(a)(3)        Not Applicable.
(a)(4)        Not Applicable.
(a)(5)(i) Press release issued on January 13, 2006 (incorporated herein by reference to the Schedule TO-C filed by The Korea
              Fund, Inc. on January 17, 2006).
(a)(5)(ii)    Press release issued on January 19, 2006.
(b)(1) Termination, Replacement and Restatement Agreement Dated as of April 7, 2005 Relating to Credit Agreement, Dated as of
              April 11, 2002, among certain mutual funds managed by Deutsche Investment Management Americas Inc., JPMorganChase
              Bank, N.A., J.P. Morgan Securities Inc., State Street Bank and Trust Company, Lloyds TSB Bank plc and Calyon New York
              Branch.
(d)           None.
(g)           None.
(h)           None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     Not Applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE KOREA FUND, INC.

                                          By: /s/ John Millette
                                            ------------------------------------
                                            Name: John Millette
                                            Title:  Secretary
                                            Dated: January 19, 2006

                                        2